July 17, 2014

VIA COURIER

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attention: Tia L. Jenkins, Sr. Assistant Chief Accountant

Dear Ms. Jenkins:

Re:	Staff Comment Letter Dated July 10, 2004 Regarding B2Gold Corp.
Form 40-F for the Year Ended December 31, 2013 Filed April 1, 2014
Form 6-K Furnished March 17, 2014
File No. 001-35936

As our counsel, Dorsey & Whitney LLP, agreed with Jay Williamson earlier today, we hereby request an extension until August 5, 2014 for responding to the staff’s comments set forth in the July 10, 2014 letter regarding the above-referenced Form 40-F and Form 6-K, to allow us sufficient time to gather the materials requested and adequately respond to the staff’s requests.

Thank you for your review of the filing. If you should have any questions regarding the response letter, please do not hesitate to contact Christopher Doerksen of Dorsey & Whitney LLP at (206) 903-8800.

Yours truly,

B2GOLD CORP.

“Eduard Bartz”

Eduard Bartz
VP, Taxation and External Reporting

cc:	Christopher Doerksen, Dorsey & Whitney LLP Doerksen.Christopher@dorsey.com